VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (this "Agreement") is made as of December 7, 2025.

BETWEEN:

DARREN DEVINE (the "Shareholder")

- and -

CONTANGO ORE, INC., a corporation existing under the laws of the State of Delaware ("Contango")

WHEREAS the Shareholder is the beneficial owner of 131,276 Dolly Varden Shares (the "Subject Shares") and 225,750 Dolly Varden Options, and 73,610 Dolly Varden RSUs (together with the Subject Shares, the "Subject Securities") in the issued and outstanding share capital of Dolly Varden Silver Corporation ("Dolly Varden"), as more particularly set forth in Schedule A attached hereto;

AND WHEREAS Contango, 1566004 B.C. Ltd., a wholly owned subsidiary of Contango (the "Acquiror") and Dolly Varden have entered into an arrangement agreement (the "Arrangement Agreement") concurrently with the entering into of this Agreement;

AND WHEREAS the Arrangement Agreement provides for Contango to acquire, through the Acquiror, all of the issued and outstanding shares of Dolly Varden (the "Dolly Varden Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the "Arrangement");

AND WHEREAS it is a requirement of Contango that the Shareholder enter into this Agreement in connection with the entering into of the Arrangement Agreement, and the Shareholder has agreed to enter into this Agreement, subject to the terms and conditions hereof;

NOW THEREFORE in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions in Arrangement Agreement

All capitalized terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2
COVENANTS OF THE SHAREHOLDER

2.1 General

The Shareholder hereby covenants and agrees in favour of Contango that, from the date hereof until the termination of this Agreement in accordance with Article 6:

(a) at the Dolly Varden Meeting (including in connection with any separate vote of any sub-group of securityholders of Dolly Varden that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) of the Dolly Varden Shareholders with respect to the Dolly Varden Resolution is sought, the Shareholder shall cause all of their Subject Shares to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) all of their Subject Shares (i) in favour of the approval of the Dolly Varden Resolution, and (ii) in favour of any other matter necessary for the consummation of transactions contemplated by the Arrangement Agreement;

(b) at any meeting of securityholders of Dolly Varden (including in connection with any separate vote of any sub-group of securityholders of Dolly Varden that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval of all or some of Dolly Varden Shareholders is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its applicable Subject Securities having voting rights in respect of the Arrangement to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities having voting rights in respect of the Arrangement against any (i) Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement, or (ii) action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Shareholder under this Agreement;

(c) as promptly as practicable following the mailing of the Dolly Varden Circular and in any event no later than 10 Business Days prior to the date of the Dolly Varden Meeting, the Shareholder shall deliver or cause to be delivered to Dolly Varden, with a copy (by email) to Contango concurrently, duly executed proxies or voting instruction forms voting the Subject Securities having voting rights in respect of the Arrangement (i) in favour of the approval of the Dolly Varden Resolution, and (ii) in favour of any other matter necessary or desirable for the consummation of the transactions contemplated by the Arrangement Agreement, and each such proxy or proxies shall not be revoked without the prior written consent of Contango;

(d) except in their capacity as a director or officer to the extent permitted by the Arrangement Agreement, the Shareholder shall not, directly or indirectly:

(i) solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Dolly Varden or any of its subsidiaries) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than Contango and its subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

(iii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal;

(iv) withdraw support, or propose publicly to withdraw support, from the transactions contemplated by the Arrangement Agreement; or

(v) join in the requisition of any meeting of the securityholders of Dolly Varden for the purpose of considering any resolution related to any Acquisition Proposal and/or any matter that would reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement.

(e) the Shareholder shall immediately cease any existing solicitation, encouragement, discussions, negotiations or other activities commenced prior to the date of this Agreement with any person (other than Contango and its subsidiaries or affiliates) conducted by the Shareholder with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(f) the Shareholder shall not directly or indirectly, without the prior written consent of Contango (such consent not to be unreasonably withheld, conditioned or delayed): (i) sell, transfer, tender, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement having the same economic effect as a Transfer of, any of its Subject Securities to any person, other than the exercise, vesting or settlement, as the case may be, of Subject Securities for Dolly Varden Shares pursuant to the terms of the Dolly Varden Equity Incentive Plan; (ii) grant any proxies or power of attorney, deposit any of their Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to their Subject Securities, other than pursuant to this Agreement; or (iii) agree to take any of the actions prohibited by the foregoing clauses (i) and (ii), provided that, notwithstanding the foregoing, the Shareholder shall be entitled to sell up to such number of Dolly Varden Shares necessary to satisfy the Shareholder's tax withholding obligation upon the exercise of Dolly Varden Options or settlement of Dolly Varden RSUs, in each case as permitted pursuant to the terms of the Dolly Varden Equity Incentive Plan;

(g) the Shareholder shall not exercise any rights of appraisal or rights of dissent provided under any applicable Laws, pursuant to the Interim Order, the Plan of Arrangement or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement considered at the Dolly Varden Meeting in connection therewith; and

(h) the Shareholder shall promptly notify Contango of the amount of any equity or debt securities of Dolly Varden acquired by the Shareholder after the date hereof, other than any Dolly Varden Shares acquired by or on behalf of the Shareholder pursuant to the Dolly Varden Equity Incentive Plan. Any securities or other interests acquired by the Shareholder after the date hereof shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof and shall be included in the definition of "Subject Securities".

ARTICLE 3
FIDUCIARY DUTIES

Notwithstanding any provision of this Agreement to the contrary, Contango hereby agrees and acknowledges that, to the extent the Shareholder is a director or officer of Dolly Varden, the Shareholder is entering into this Agreement in their capacity as holder of the Subject Securities and not as a director or officer of Dolly Varden. To the extent that the Shareholder is a director or officer of Dolly Varden, nothing contained in this Agreement shall limit or restrict any actions the Shareholder may take in their capacity as a director or officer of Dolly Varden or limit or restrict the exercise of their fiduciary duties as director or officer of Dolly Varden.

ARTICLE 4
REORGANIZATION OF THE SHAREHOLDER

The Shareholder shall have the right directly or indirectly to take such actions as are necessary or desirable to reorganize its capital, assets and structure as the Shareholder may reasonably determine, including, without limitation, transferring some or all of its Subject Securities to one or more of its affiliates; provided, however, that no such reorganization will be undertaken unless each person who receives any Subject Securities owned by the Shareholder enters into a counterpart of this Agreement in relation to such Subject Securities and agrees to be bound by the terms hereof; provided that the Shareholder shall remain jointly and severally liable to Contango with each person who receives any Subject Securities under this Article 4.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Shareholder

The Shareholder represents and warrants to Contango as follows, and acknowledges that Contango is relying upon such representations and warranties in entering into this Agreement:

(a) Capacity. The Shareholder has the power and capacity to execute and deliver this Agreement and to perform their obligations hereunder.

(b) Authorization. If applicable, the execution, delivery and performance of this Agreement by the Shareholder has been duly authorized and no other approvals or proceedings on their part are necessary to authorize this Agreement.

(c) Enforceability. This Agreement has been duly executed and delivered by the Shareholder and constitutes its legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(d) Ownership of Shares. The Shareholder is the sole beneficial owner of the Subject Securities identified beside their name in Schedule A attached hereto.

(e) Exercise of control or direction. Other than the Subject Securities, as of the date hereof, the Shareholder does not own of record or beneficially, or exercise control or direction over, or hold any right to acquire, any securities of Dolly Varden.

(f) Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any judgment, decree or order against the Shareholder that would adversely affect in any manner their ability to enter into this Agreement and to perform their obligations hereunder.

(g) No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to the Arrangement Agreement.

(h) Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Shares set out next to their name in Schedule A and as contemplated herein. Other than this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement, arrangement or understanding with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

5.2 Representations and Warranties of Contango

Contango hereby represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this Agreement that:

(a) Capacity. Contango has the requisite corporate power and capacity to execute and deliver this Agreement and the Arrangement Agreement and to perform its obligations hereunder.

(b) Authorization. The execution, delivery and performance of this Agreement and the Arrangement Agreement by Contango has been duly authorized by its board of directors and no other internal proceedings on its part are necessary to authorize this Agreement and the Arrangement Agreement.

(c) Enforceability. Each of this Agreement and the Arrangement Agreement has been duly executed and delivered by Contango and constitutes its legal, valid and binding obligations, enforceable against Contango in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(d) No Breach. Neither the execution and delivery of this Agreement or the Arrangement Agreement by Contango nor the compliance by it with any of the provisions hereof or thereof will result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

(i) its articles or by-laws (or other constating documents); or

(ii) any resolution of its board of directors (or any committee thereof) or of its shareholders.

(e) Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity, or, to the knowledge of Contango, threatened against Contango or any judgment, decree or order against Contango that would adversely affect in any manner its ability to enter into this Agreement and to perform its obligations hereunder or that could reasonably be expected to prevent or materially delay the completion of the Arrangement.

ARTICLE 6
TERMINATION

6.1 Automatic Termination

This Agreement shall automatically terminate upon the earlier of (i) the termination of the Arrangement Agreement in accordance with its terms, and (ii) the Effective Time.

6.2 Termination by the Shareholder or Contango

This Agreement may be terminated by notice in writing:

(a) at any time prior to the Effective Time, by the mutual agreement of the parties;

(b) by Contango if (i) the Shareholder breaches or is in default of any of the covenants or obligations of such Shareholder under this Agreement, or (ii) any of the representations or warranties of the Shareholder under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided in each case that Contango has notified the Shareholder in writing of any of the foregoing events and the same has not been cured by the Shareholder within 10 Business Days of the date of such notice was received by the Shareholder;

(c) by the Shareholder if (i) Contango breaches or is in default of any of the covenants or obligations of Contango under this Agreement, or (ii) any of the representations or warranties of Contango under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided in each case such the Shareholder has notified Contango in writing of any of the foregoing events and the same has not been cured by Contango within 10 Business Days of the date of such notice was received by Contango;

(d) by the Shareholder or Contango if the Effective Date has not occurred by the Outside Date; or

(e) by the Shareholder if, without the Shareholder's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), the Arrangement Agreement is amended in any manner that: (i) would result in a decrease in the amount of or adverse change to the form of Consideration set out in the Arrangement Agreement payable for the Subject Securities (provided that a decrease in the market price of the Contango Shares will not constitute a decrease in the amount of or adverse change to the form of Consideration payable for the Subject Securities); or (ii) is otherwise materially adverse to the Shareholder.

For the purposes of this Section, whether a change is "materially adverse" shall be determined solely by reference to external, objective factors applicable to Dolly Varden Shareholders as a whole and shall not take into account any circumstances, attributes, tax positions, investment objectives, or other factors that are unique to the Shareholder.

6.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 6, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement that occurred prior to such termination. The Shareholder shall be entitled to withdraw any form of proxy in respect of the Dolly Varden Resolution in the event this Agreement is duly terminated in accordance with this Article 6.

ARTICLE 7
GENERAL

7.1 Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in person or by courier), or if transmitted by email (with confirmation of transmission) to the parties at the following addresses (or at such other addresses as shall be specified by any party by notice to the other given in accordance with these provisions):

(i) if to Contango:

516, 2nd Avenue, Suite 401

Fairbanks, Alaska 99701

Attention: Rick Van Nieuwenhuyse
E-mail: [redacted personal information]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 3500, 1133 Melville Street,
Vancouver, BC V6E 4E5

Attention: Steven McKoen and Michelle Noorani
E-mail: steven.mckoen@blakes.com and michelle.noorani@blakes.com

(ii) if to the Shareholder:

Attention: Darren Devine
E-mail: [redacted personal information]

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
Suite 1700, 666 Burrard Street
Vancouver, BC V6C 2X8

Attention: Victor Gerchikov
E-mail: vgerchikov@stikeman.com

7.2 Governing Law

(a) This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein.

(b) Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in such court.

7.3 Time of Essence

Time shall be of the essence in this Agreement.

7.4 Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

7.5 Entire Agreement

This Agreement and the definitions of the Arrangement Agreement incorporated herein by reference pursuant to Section 1.1 constitute the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersede any prior agreement, representation or understanding with respect thereto.

7.6 Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their successors, permitted assigns, legal personal representatives, heirs, administrators and executors, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that Contango may assign, delegate or otherwise transfer any of their rights, interests or obligations under this Agreement to an affiliate, provided Contango remains jointly and severally liable for the performance of its and its affiliate's obligations hereunder.

7.7 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

7.8 Further Assurances

The Shareholder and Contango will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other parties may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.9 Disclosure

Except as required by applicable Laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld, conditioned or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable Laws. The Shareholder consents to the details of this Agreement being described in any proxy statement, information circular or press release prepared by Dolly Varden or Contango in connection with the Arrangement and in any material change report prepared by Dolly Varden or Contango in connection with the execution and delivery of this Agreement and the Arrangement Agreement, and this Agreement being made publicly available, including by filing on the System for Electronic Data Analysis Retrieval+ (SEDAR+) and the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) websites.

7.10 Amendments and Waivers

Each party hereto agrees and confirms that any provision of this Agreement may be amended modified, altered, supplemented or waived if, and only if, such amendment, modification, alteration, supplement or waiver is in writing and signed, in the case of an amendment, by all of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective, and no failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

7.11 Specific Performance and other Equitable Rights

(a) The parties hereby agree that irreparable damage may occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by any of the Shareholder, on the one hand, or Contango, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Contango, on the one hand, or the Shareholder, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunction. Each of the parties hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other parties under this Agreement.

(b) The parties hereto further agree that (i) by seeking the remedies provided for in this Section 7.11, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 7.11 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 7.11 shall require any party hereto to institute any proceeding for (or limit any party's right to institute any proceeding for) specific performance under this Section 7.11 prior or as a condition to exercising any termination right under Section 6.1 or Section 6.2 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any party's right to terminate this Agreement in accordance with the terms of Section 6.1 or Section 6.2 or pursue any other remedies under this Agreement that may be available then or thereafter.

7.12 Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

7.13 Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

7.14 Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

(signed) "Darren Devine"
Name: Darren Devine

CONTANGO ORE, INC.

By:	(signed) "Rick Van Nieuwenhuyse"
Name: Rick Van Nieuwenhuyse
Title: President and Chief Executive Officer

SCHEDULE A

Shareholder Name	Number of Subject Securities

Darren Devine	131,276	Dolly Varden Shares
	225,750	Dolly Varden Options
	73,610	Dolly Varden RSUs

[redacted personal information]
(Mailing Address of Shareholder)

[redacted personal information]
(E-Mail Address of Shareholder)

[redacted personal information]
(Telephone Number of Shareholder)